DS HEALTHCARE GROUP, INC.

1601 Green Road

Pompano Beach, Florida 33064

July 31, 2014

“CORRES”

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Re:

DS HEALTHCARE GROUP, INC.
Registration Statement on Form S-3
File No. 333-195344

Ladies and Gentlemen:

The under undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to 4th day, of August, 2014 at 11:00 a.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

DS HEALTHCARE GROUP, INC.

By:	/s/ Daniel Khesin
Daniel Khesin
Chief Executive Officer